Exhibit 4.3

Syntax Systems, Inc.

OPTION TO PURCHASE SYNTAX STOCK

THIS AGREEMENT is made between Syntax Systems, Inc., a Washington Corporation (“Company”) and Joseph M. Marvin (“Optionee”).

WHEREAS Optionee is an employee of the Company; and

WHEREAS the Company values Optionee as a loyal, dedicated, hard working employee, and the Company now wishes to grant Optionee an option to purchase shares of the Company’s common stock;

Now, therefore, in the consideration of the mutual benefits to be derived herefrom, the parties agree to the terms set forth below:

1. Grant of Option. The Company hereby grants to Optionee the right, privilege, and option to purchase one hundred thousand (100,000) shares of its common stock at the purchase price of two dollars and fifty cents ($2.50) per share, in the manner and subject to the conditions hereinafter provided.

2. Time of Exercise of Option. Subject to Paragraphs 8 and 10 below, Optionee may exercise this option at any time from the date of this agreement until 5:00 p.m. on the twentieth anniversary of the date of this Option Agreement. Optionee may exercise this option to purchase up to one hundred percent (100%) of the stock for which the option is granted as of the Effective Date of this Agreement.

3. Method of Exercise. The option shall be exercised by written notice received by the Company’s secretary at the Company’s principal place of business, accompanied by payment in full of the option price for the number of shares specified. The Company shall issue and deliver such shares within a reasonable period of time thereafter.

4. Termination of Option. Subject to Paragraphs 8 and 10 below, to the extent not heretofore exercised, the option shall terminate at 5:00 p.m. on the date set forth in paragraph 2 above.

5. Reorganization, or Liquidity Event.

5.1 Reclassification; Distribution; Stock Split. If and to the extent that the number of issued shares of common stock of the Company shall be increased or reduced by a split-up, reclassification, distribution of a stock dividend, or the like, then the number of shares subject to this option and the option price per share shall be proportionately adjusted. If the Company is reorganized or consolidated or merged with another corporation, Optionee shall be entitled to receive options covering shares of such reorganized, consolidated or merged company in the same proportion, at an equivalent price, and subject to the same conditions.

5.2 Liquidity Event. For purposes of the option, a Liquidity Event shall mean (a) the registration of the corporation’s common stock under the Securities Act of 1933, as amended, and the establishment of a public market for such stock; (b) the sale or transfer of substantially all of the Company’s assets; or (c) a merger, consolidation, reorganization, or other transaction providing for the conversion or exchange of the outstanding shares of the Company’s stock and the securities of a third party, or cash, or property, or a combination of any of the foregoing. A Liquidity Event shall not include a merger or consolidation with a nonpublic entity in which the existing shareholders do not receive cash; provided that the Optionee receives options in the merged or consolidated entity upon terms no less favorable than the options issued hereunder or in the absence thereof the right to have such options redeemed.

Option to Purchase Syntax Stock

Syntax Systems, Inc.

6. Rights Prior to Exercise of Option. This option is non-transferable by Optionee, except as provided in this option agreement. Optionee shall have no rights as a stockholder with respect to the option shares until payment of the option price and delivery to him of such shares as provided above.

7. Restrictions after Exercise.

7.1 Restriction. Optionee may not sell, transfer, give, assign, or hypothecate any shares acquired upon the exercise of an option except pursuant to the provisions of this Section 7.

7.2 First Refusal. If Optionee has received a bona fide offer to purchase the shares, Optionee shall submit a copy of the written offer to the Company. The Company will then have ten (10) business days in which to notify Optionee of its election to (a) consent to the transfer on the terms set forth on the bona fide offer; (b) acquire the shares from Optionee at the fair market value of the shares at the time of redemption, the good faith decision of the Board as to such fair market value being binding upon the parties; or (c) acquire the shares from Optionee at the same price and terms set forth in the bona fide offer. If the Company does not respond within such ten (10) days, it shall be deemed to have consented to the transfer only pursuant to the bona fide offer within ninety (90) days of the date upon which Optionee delivered the terms of the offer to the Company. After the expiration of such ninety (90) day period, any bona fide offer (including the same offer) must again be submitted to the Company pursuant to the provisions of this paragraph.

7.3 Terms. If the Company so elects, it may pay such price with a payment of ten percent (10%) or more down and the balance in equal quarterly installments over three (3) years with interest at the rate of six percent (6%) per annum on the declining balance.

7.4 Attempted Transfers. Any attempt to sell, assign, transfer, pledge, or hypothecate any of the Company’s shares issued pursuant to this Plan, except in accordance with this Plan, shall not be recognized by the Company and shall be grounds for termination for cause of the employment or other relationship with the Company. Any certificates issued representing shares acquired upon the exercise of an option granted pursuant to an option issued under this Plan shall bear restrictive legend indicating that such shares may not be transferred without consent of the Company.

7.5 Acceptance of Terms. Optionee’s exercise of the option granted pursuant to this Plan shall constitute an acceptance of the terms and conditions of the Plan. Optionee and his or her spouse must endorse an agreement to be bound by this Plan on or before the issuance of any shares pursuant to this Plan.

7.6 Removal of Restrictions. The restrictions set forth in this Section 7 shall terminate and be of no further force and effect upon a Liquidity Event as defined in paragraph 5.2 above.

8. Death of Optionee.

8.1 Restriction. Upon Optionee’s death, the transfer and/or redemption of the option and any shares acquired pursuant to the exercise of options hereunder shall be governed by this section.

8.2 Issued Shares. If Optionee’s shares pass to a close relative as defined in Section 9.3 by bequest or inheritance, then Optionee’s estate shall elect to transfer the shares to heirs or to have the Company redeem the option as if it had elected to redeem in accordance with Section 7.2(b) herein.

Option to Purchase Syntax Stock

Syntax Systems, Inc.

8.3 Time Limitation. The estate must make such election within ninety (90) days of Optionee’s death by written notice to the Company’s secretary. If the estate has not made an election by such date, then the estate shall be deemed to have elected redemption.

8.4 Transferred Shares. If the estate elects to have the shares transferred to such heirs, such shares shall be subject to the same terms, conditions, and restrictions set forth in this Plan; the transferee shall execute a consent or compliance agreement in a form the Company furnishes; and if the transferree dies, the provisions of this Section 8 shall govern.

8.5 Options. In the event Optionee has not exercised an option as of the date of Optionee’s death, the estate shall have ninety (90) days following death in which to elect to exercise such options, after which date the options shall expire.

9. Restrictions on Disposition of this Option During Lifetime. Option may not sell, transfer, give, assign, hypothecate, or otherwise dispose of his/her rights pursuant to this option except pursuant to the provisions herein.

9.1 If Optionee has received a bona fide offer to purchase this option or the shares, Optionee shall submit a copy of all of the terms of the offer to the Company. The Company will then have ten (10) business days in which to accept or reject the offer. If the Company does not respond, it shall be deemed to have rejected the offer. If the Company rejects the offer, Optionee may proceed to close the transaction only pursuant to the terms presented to the Company; provided that any transferee shall be bound by all of the terms and conditions of this option agreement as if a party thereto. If the Company accepts the offer, the Company shall conclude the transaction as if it were an original party thereto.

9.2 If a Liquidity Event occurs, the restrictions on disposition of Optionee’s option rights shall terminate to the extent permitted by the laws and regulations then in effect and by the terms of any registration or public offering.

9.3 Optionee shall have the right to transfer his rights pursuant to this option agreement to close family members by lifetime (with the Company’s consent) or testamentary transfer (subject to Section 8). Close family members shall mean Optionee’s spouse, his parents, descendants of his parents, a person with whom he has lived for at least a year immediately prior to his death, or a trust for such persons. Any such transferee shall be subject to all of the terms and conditions of this agreement as if a party hereto.

10. Leaving Employment. Upon Optionee’s leaving the employment of the Company, this option shall expire with respect to all non-vested options on the latter of the last day of employment or, only if there is a pending Liquidity Event, 30 days following such Liquidity Event (or the termination of the transaction constituting the Liquidity Event).

11. Binding Effect. This agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and Optionee’s heirs and personal representative and the Company’s assigns.

12. Dispute Resolution. In the event of a dispute as to the enforcement or interpretation of this agreement, the parties agree to mediate to attempt to resolve their differences. In the event the parties cannot agree upon a mediator, either party may apply to the Washington Arbitration and Mediation

Option to Purchase Syntax Stock

Syntax Systems, Inc.

Service for appointment of a mediator. The parties shall share equally the costs of mediation. Upon the earlier of the date upon which the mediator has declared an impasse or 60 days following the appointment of a mediator, either party may demand arbitration pursuant to the Washington Arbitration statutes. The decision of the arbitrator shall be binding upon both parties. The parties shall share equally the fees and costs of the mediator and/or arbitrator, as the case may be.

13. Enforcement. This agreement shall not be construed either for or against either party. Rather, it shall be interpreted in accordance with the general tenor of the language in an effort to reach an equitable result. The laws of the State of Washington shall govern the validity, performance, interpretation, and enforcement of this agreement. Venue of any mediation or lawsuit shall be Pierce or King County, Washington. The prevailing party in any suit arising under this agreement shall be entitled to reasonable legal and expert witness fees and expenses.

DATED and EFFECTIVE the 13th day of January, 1999.

SYNTAX SYSTEMS, INC.		OPTIONEE

By:	/s/ ROGER A. FRANKLIN

	ROGER A. FRANKLIN, President	(Employee)

By:	/s/ PEGGY J. FRANKLIN

PEGGY J. FRANKLIN, Secretary

Option to Purchase Syntax Stock